

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2022

Ian Bentley
Chief Executive Officer
Parker Clay Global, PBC
133 E. Anapamu St.
Santa Barbara, California 93101

      Re: Parker Clay Global, PBC
           Offering Statement on Form 1-A
           Filed August 25, 2022
           File No. 024-11977

Dear Mr. Bentley:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing

cc: Arden Anderson